Filed by EPIX Pharmaceuticals, Inc. Pursuant to Rule 425 under the Securities Act of 1933, as amended Subject Company: Predix Pharmaceuticals Holdings, Inc. Commission File Number: 000-51551
The following communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on current expectations of the companies’ management. These statements are neither promises nor guarantees, but are subject to a variety of risks and uncertainties, many of which are beyond the control of EPIX Pharmaceuticals, Inc. (“EPIX”) or Predix Pharmaceuticals Holdings, Inc. (“Predix”), and which could cause actual results to differ materially from those contemplated in these forward-looking statements. Such forward-looking statements include statements regarding: the expectation that the proposed merger will result in a specialty pharmaceutical company with capabilities in both therapeutics and imaging; the expectation that PRX-03140, for the treatment of Alzheimer’s disease, will enter Phase II trials in 2006; the expectation that Predix will complete the first of at least two pivotal Phase III clinical trials for generalized anxiety disorder for its lead drug candidate, PRX-00023, in the second half of 2006; and the expectation that PRX-08066, for the treatment of pulmonary arterial hypertension will begin Phase IIa trials by mid-2006. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: costs related to the merger, failure of EPIX’s or Predix’s stockholders to approve the merger, EPIX’s or Predix’s inability to satisfy the conditions of the merger, the risk that EPIX’s and Predix’s businesses will not be integrated successfully, the combined company’s inability to further identify, develop and achieve commercial success for new products and technologies, the possibility of delays in the research and development necessary to select drug development candidates and delays in clinical trials, the risk that clinical trials may not result in marketable products, the risk that the combined company may be unable to successfully secure regulatory approval of and market its drug candidates, the risks associated with reliance on outside financing to meet capital requirements, risks associated with Predix’s new and uncertain technology, the development of competing systems, the combined company’s ability to protect its proprietary technologies, patent-infringement claims, risks of new, changing and competitive technologies and regulations in the U.S. and internationally. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. These factors and others are more fully discussed in EPIX’s periodic reports and other filings with the SEC.
EPIX and Predix undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of these communications. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. All forward-looking statements are qualified in their entirety by this cautionary statement.
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THE FOLLOWING IS THE PRESS RELEASE ISSUED BY PREDIX ON APRIL 6, 2006.

NEWS RELEASE
FOR IMMEDIATE RELEASE
CONTACT:
Sheryl Seapy, Pure Communications
(949) 608-0841
PREDIX PHARMACEUTICALS TO PARTICIPATE IN TWO PANELS AT BIO 2006
Predix Also to Present at BIO Business Forum
LEXINGTON, Mass., April 6, 2006 — Predix Pharmaceuticals announced today that Michael G. Kauffman, M.D., Ph.D., president and CEO of Predix, has been invited to participate in two panels at the BIO 2006 Annual International Convention at the McCormick Place Convention Center, Chicago, Illinois on Tuesday, April 11, 2006.
The first panel entitled, “Early-Stage Business Models in Neurological Disorders” is scheduled to take place at 9:15 a.m. (CT) and will examine current and future business models among biotechnology companies that are developing drug compounds to treat neurologically-based diseases, and the impact these efforts have from a business, drug development and patient perspective. The second panel entitled, “One Molecule, Many Indications — Planning for Commercial Success” is scheduled to take place at 2:00 p.m. (CT) and will explore early-stage to established companies evaluating product launches, successful commercialization strategies, opportunities for multiple indications, as well as determining commercially valuable molecules and indications.
Dr. Kauffman is also scheduled to present at 11:00 a.m. (CT) at the BIO Business Forum, where he will provide an overview of the Company and its progress in key clinical development areas, including product candidates for the treatment of general anxiety disorder, Alzheimer’s disease and pulmonary arterial hypertension associated with chronic obstructive pulmonary disease, as well as its broad-based discovery efforts.
On April 3, 2006, Predix announced a definitive agreement to merge with EPIX Pharmaceuticals (Nasdaq: EPIX) to create a specialty pharmaceutical company with capabilities in both therapeutics and imaging.

About Predix Pharmaceuticals Holdings, Inc.
Predix, based in Lexington, MA, is a pharmaceutical company focused on the discovery and development of novel, highly selective, small-molecule drugs that target G-Protein Coupled Receptors (GPCRs) and ion channels. Using its proprietary drug discovery technology and approach, Predix has advanced three internally discovered drug candidates into clinical trials and has six additional programs in preclinical development and discovery. Predix is expected to complete the first of at least two pivotal Phase III clinical trials for generalized anxiety disorder for its lead drug candidate, PRX-00023, in the second half of 2006. Predix has two other clinical-stage drug candidates: PRX-03140 for the treatment of Alzheimer’s disease, which is expected to enter Phase II trials later this year and PRX-08066 for the treatment of pulmonary arterial hypertension, currently completing Phase I clinical trials with Phase IIa trials planned for mid-2006. Additional information about Predix can be found on the company’s website at www.predixpharm.com.
Additional Information About the Merger And Where To Find It
EPIX intends to file a registration statement on Form S-4 with the Securities and Exchange Commission containing a joint proxy statement/prospectus in connection with the proposed merger. Investors and security holders are advised to read the joint proxy statement/prospectus (including any amendments or supplements thereto) regarding the proposed merger when it becomes available because it contains important information about EPIX, Predix and the proposed transaction and other related matters. The joint proxy statement/prospectus will be sent to stockholders of EPIX and Predix seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and any amendments or supplements thereto (when they are available) and other documents filed by EPIX at the Securities and Exchange Commission’s web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free by directing such request to EPIX Pharmaceuticals, Inc. 161 First Street, Cambridge, Massachusetts, Attn: Investor Relations, tel: (617) 250-6000; e-mail: ahedison@epixpharma.com or Predix Pharmaceuticals Holdings, Inc., 4 Maguire Road, Lexington, Massachusetts 02421, Attn: Investor Relations, tel: (781) 372-3260; e-mail: investors@predixpharm.com.
EPIX and Predix and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies with respect to the adoption of the merger agreement and the transactions associated with the merger. A description of any interests that EPIX and Predix directors and executive officers have in the merger will be included in the registration statement containing the proxy statement/prospectus that will be filed with the Securities and Exchange Commission and available free of charge as indicated above. Information regarding EPIX’s executive officers and directors is also available in EPIX’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on April 29, 2005. You can obtain free copies of these documents using the contact information above.
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EPIX intends to file a registration statement on Form S-4 with the Securities and Exchange Commission containing a joint proxy statement/prospectus in connection with the proposed merger. Investors and security holders are advised to read the joint proxy statement/prospectus (including any amendments or supplements thereto) regarding the proposed merger when it becomes available because it contains important information about EPIX, Predix and the proposed transaction and other related matters. The joint proxy statement/prospectus will be sent to stockholders of EPIX and Predix seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and any amendments or supplements thereto (when they are available) and other documents filed by EPIX at the Securities and Exchange Commission’s web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free by directing such request to EPIX Pharmaceuticals, Inc. 161 First Street, Cambridge, Massachusetts, Attn: Investor Relations, tel: (617) 250-6000; e-mail: ahedison@epixpharma.com or Predix Pharmaceuticals Holdings, Inc., 4 Maguire Road, Lexington, Massachusetts 02421, Attn: Investor Relations, tel: (781) 372-3260; e-mail: investors@predixpharm.com.
EPIX and Predix and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies with respect to the adoption of the merger agreement and the transactions associated with the merger. A description of any interests that EPIX and Predix directors and executive officers have in the merger will be included in the registration statement containing the proxy statement/prospectus that will be filed with the Securities and Exchange Commission and available free of charge as indicated above. Information regarding EPIX’s executive officers and directors is also available in EPIX’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on April 29, 2005. You can obtain free copies of these documents using the contact information above.